Exhibit 99.1

Cenovus purchases Oilsands Quest assets

Acquisition adds long-term value to Telephone Lake project

CALGARY, Alberta (October 2, 2012) – An agreement by Cenovus Energy Inc. (TSX, NYSE: CVE) to purchase the remaining assets of Oilsands Quest for $10 million received approval from the Alberta Court of Queen’s Bench today. The majority of the assets are located adjacent to Cenovus’s proposed Telephone Lake oil sands project in northern Alberta.

“We are pleased to acquire these assets at such a reasonable price,” said John Brannan, Cenovus Executive Vice-President and Chief Operating Officer. “This is a good bolt-on acquisition that has the potential to add value to one of Cenovus’s next big emerging oil sands projects.”

The acquisition includes three oil sands leases, covering approximately 59,000 hectares in Alberta and Saskatchewan, that adjoin Cenovus’s Telephone Lake property. Late last year, Cenovus submitted a joint regulatory application and environmental impact assessment for an initial 90,000 barrel per day project at Telephone Lake. Ultimately, the company expects Telephone Lake will become another cornerstone project like Foster Creek or Christina Lake, Cenovus’s two producing oil sands assets.

The acquisition also includes a 34,000 hectare oil shale lease in east-central Saskatchewan, as well as various surface assets, such as a work camp and assorted vehicles and equipment. It does not include any of Oilsands Quest’s corporate assets or shares. The acquisition is expected to close on or about October 12, 2012. Before entering creditor protection (under the Companies’ Creditors Arrangement Act) last November, Oilsands Quest was an early-stage oil sands exploration company. The purchase and sale agreement for the company’s assets was signed with Ernst & Young, the court-appointed monitor overseeing Oilsands Quest’s liquidation.

ADVISORY

FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking statements and other information (collectively “forward-looking information”) about our current expectations, estimates and projections, made in light of our experience and perception of historical trends. Forward-looking information in this news release is identified by words such as “potential” and “expect”, or similar expressions and includes suggestions of future outcomes, including statements about our Telephone Lake property and its potential growth strategy and expected future production, including the timing, stability or growth thereof. Readers are cautioned not to place undue reliance on forward-looking information as our actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. For information on the factors or assumptions on which the forward-looking information is based and the risk factors and uncertainties that could cause our actual results to differ materially, see “Advisory” in our 2012 Second Quarter Report or Management’s Discussion & Analysis. For a full discussion of our material risk factors, see “Risk Factors” in our most recent AIF/Form 40-F, “Risk Management” in our current MD&A and risk factors described in other documents we file from time to time with securities regulatory authorities, all of which are available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and our website at www.cenovus.com.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $30 billion. For more information, visit www.cenovus.com.

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CENOVUS CONTACTS:
Media: Brett Harris Senior Advisor, Media Relations 403-766-3420 Cenovus Media Relations 403-766-7751	Investors: Susan Grey Director, Investor Relations 403-766-4751 Bill Stait Senior Analyst, Investor Relations 403-766-6348 Graham Ingram Senior Analyst, Investor Relations 403-766-2849